Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SIGNS SHIPBUILDING CONTRACT FOR THE PURCHASE OF A NEWBUILD LNG READY TIER III LR2 PRODUCT/ CRUDE OIL TANKER WITH SCRUBBER

ATHENS, Greece, March 8, 2023 -- Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced today that it has signed, through a separate wholly-owned subsidiary, a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a 114,000 DWT LNG ready LR2 Aframax product/crude oil tanker for a contract price of US$62.6 million, net of commission to third party. 15% of the purchase price is payable upon receipt of a refund guarantee, expected to occur within 30 days; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying and launching of the vessel, and the remaining 55% of the purchase price is payable upon the vessel’s delivery.  The Company expects to take delivery of the vessel during the fourth quarter of 2025.

The vessel will be equipped with an electronic Main Engine with High-Pressure Selective Catalytic Reactor (HPSCR) for Tier III (NOx Emissions) compliance, Exhaust Gas Cleaning System (EGCS) for Tier II (NOx Emissions) compliance, and Ballast Water Treatment System (BWTS).

Commenting on this contract Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to have secured one of the remaining delivery slots for LR2/Aframax tankers with a 2025 delivery date. Construction of this LNG ready product/crude oil tanker, featuring the latest high specification engine and emission requirements, and fitted with a scrubber and a water ballast treatment system, will take place at the largest and most reputable state-owned shipyard in China. This contract is consistent with our view that historically low tanker fleet growth in the next few years and an aging fleet during a high seaborne trade demand period will result in sustainably strong fundamentals and higher asset values.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.